December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (302) 774-4031

Ms. Mary Bowler
Corporate Secretary and Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

> **Re:** **E.I. du Pont de Nemours and Company**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-00815**

Dear Ms. Bowler:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3708.

Sincerely,

Lesli L. Sheppard
Special Counsel